Nano Dimension

Leading Manufacturing into the Future

4th Quarter & Full Year 2022 Results

Yoav Stern, Chairman & CEO

Yael Sandler, CFO

Julien Lederman, VP Corporate Development

March 30th, 2023

NANO DIMENSION

Electrifying Additive Manufacturing®

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company" or "Nano Dimension") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its move to create a market leader, offer to Stratasys and potential benefits and advantages if the acquisition is completed, engagement with German government regarding potential partnership, synergies from the acquisitions of Essemtec and GIS and its M&A strategy. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Company's could differ materially from those described in or implied by the statements in this Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2022, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Business – 4th Quarter and Full Year 2022

Successes Demonstrating Accelerating Progress

Customers & partnerships

- Notable customer successes, including early 2023
  - Defense Contractor – NNDM's 9th
  - Western Defense Army/Navy/Intel – NNDM's 10th
  - Top-tier Fortune 500 computer manufacturer
  - NASA
  - Northeastern University
  - Florida International University
  - Fraunhofer Institute
  - Karlsruhe Institute of Technology
- J.A.M.E.S partnership with Hensoldt
- Engagement with German government regarding potential grant

Business & technology

- Acquired GIS and Admatec/Formatec
- Launched Admaflex130 Evolution as next-gen ceramics and metal printer
- New patent granted for AI cloud manufacturing for DeepCube Industrial AI group
- Breakthrough in materials science for AME and yield improvements for micro-AM
- Progress in standardization protocol with IPC[1]






NANODIMENSION

1 IPC - Institute for Printed Circuits

Financials – 4th Quarter and Full Year 2022

Business Progress Translating to Improving Financial Strength

	Q4 2021	Q4 2022
Revenue	$7.5M	$12.1M
Adjusted EBITDA (loss)[1]	($15.8M)	($24.1M)
R&D Cash Expenses	$9.0	$17.2M
Adjusted EBITDA net of R&D cash expenses (loss)[1]	($6.8M)	($6.9M)
Cash Balance[2] & Marketable Securities	$1,355.6M	$1,147.0M

	FY 2021	FY 2022
Revenue	$10.5M	$43.6M
Gross Margin (IFRS)	11%	32%
Gross Margin (non-IFRS)[1] Excluding amortization of inventory, intangibles, and share-based payments	45%	46%
Adjusted EBITDA (loss)[1]	($43.3M)	($88.8M)
R&D Cash Expenses	$21.8M	$55.3M
Adjusted EBITDA net of R&D cash expenses (loss)[1]	($21.5M)	($33.5M)

Highlights

- Growth
  - Revenue and adjusted gross profit growth of 300% + YoY
- Record Revenue –
  - $12.1M record quarterly revenue
  - $43.6M record annual revenue

1 See reconciliation of IFRS to non-IFRS in slide 14
2 Including cash equivalents, and short and long-term unrestricted bank deposits

NANODIMENSION

Continued Significant Growth

Strong Year-on-Year Results



Revenue
$48 M
$36 M
$24 M
$12 M
$0 M
+316%
YoY
2021
2022



Adjusted Gross Profit[1]
$24 M
$18 M
$12 M
$6 M
$0 M
+326%
YoY
Adjusted
non-IFRS
IFRS
Adjusted
non-IFRS
IFRS
2021
2022

1 See reconciliation of IFRS to non-IFRS in slide 14

M&A Synergies Showing Results

Revenue Growth Demonstrates Growth Value Generation of Commercial Franchise

M&A synergies generated avg. combined organic growth of 24%

Additive Electronics

12 months Pre / Post acquisition revenues



12 Months
Pre acquisition
Post acquisition

AM/GIS

12 months Pre / Post acquisition revenues



12 Months
Pre acquisition
Post acquisition

AM/Admatec

6 months Pre / Post acquisition revenues



6 Months
Pre acquisition
Post acquisition

Improving Operational Efficiency

Operating Expenses as a Percentage of Revenue Decreasing



Operating Expenses as % of Revenue
(400% +)
2021
2022

Fuel to Become Industry Leader With Capital to Support Growth

Multiple of Cash Balance[1] to Annual Net Cash Used in Operating Activities[2]



NANODIMENSION
12.5x
Markforged
2.3x
Desktop Metal
1.0x
VELO3D
0.6x
0x
3x
6x
9x
12x
15x

1 Including cash, cash equivalents, investment in trading securities, and short and long-term unrestricted bank deposits ([MKFG, DM, VLD] Q4/FY 2022 filings)
2 Based on FY22 operating cash flow ([MKFG, DM, VLD] Q4/FY 2022 filings)

Our Move to Become a Market Leader

Stratasys As A Strategic Option Amongst ~5 Ongoing Discussions With Other Sizeable Targets

Nano's revised offer from March 29th, 2023

- $19.55 per share for 100% ownership
  - Building on our existing ownership of 14.5%
- Offer reflects notable premiums:
  - 37% to closing price as of March 3rd, 2023
  - 51% to 60-day VWAP through March 3rd, 2023
- ~$1.17 billion total consideration

The opportunity

- Generate significant synergies to become a leader in growth and profitability
- Solidify leadership with complementing products
  - Established AM solutions generating hundreds of millions of sales per year
  - Emerging, high-growth AM portfolio for the next era of the industry
- Enhance customer penetration
- ROI creation through better focused R&D efforts
- Provide attractive opportunities for management and employees

Additional comments and Q&A



NANO DIMENSION
Electrifying Additive Manufacturing®

Recent Questions from Shareholders

Addressing Common Questions

General

1. What are the other areas of additive manufacturing (AM) that NNDM does besides additively manufactured electronics (AME)?
   - Micro-AM with the Fabrica 2.0 for millimeter size parts with one micron resolution and precision-AM with the Admaflex for high precision industrial parts in ceramic and metal.
2. How do acquisitions of Essemtec and GIS provide synergies with the existing NNDM business?
   - In addition to commercial synergies, i.e. go-to-market and revenue, the acquisitions provide important technology synergies; namely, Essemtec's robotic arm will be a featured capability in our next-gen AME printer, while GIS's digital printing expertise in hardware and software is driving our leadership in high resolution 3D printing.

M&A and Stratasys

1. What is driving the M&A strategy – top line, i.e. revenue and customer acquisition or bottom line, i.e. operational and cost improvements?
   - Both. We are constantly looking for each as they are critical for being a high growth and profitable company.
2. Why Stratasys and rather than another additive manufacturing company?
   - We are looking at multiple opportunities, but at the current valuation we believe there's a unique opportunity to combine two companies that are synergistic on every level.

Appendix



NANO DIMENSION
Electrifying Additive Manufacturing®

Investing In Our Future

Committed to R&D to Secure Our Technological and IP Leadership

R&D Expenses

Unhindered R&D Focus With Our Strong Capital Position
to Build a Long-Lasting Competitive Edge


$24 M
$18 M
$12 M
$6 M
$0 M
$13.7 M
$15.1 M
$17.9 M
$18.4 M
$18.5 M
$21.0 M
Q3 21
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22

R&D Expenses as % of Total Operating Expenses

Investing in all Our Groups
Products and Services


80%
65%
50%
35%
20%
55%
52%
53%
51%
52%
53%
Q3 21
Q4 21
Q1 22
Q2 22
Q3 22
Q4 22

Reconciliation for Non-IFRS Measures

Amounts in thousands of USD

The following is a reconciliation of EBITDA and Adjusted EBITDA to loss before taxes, as calculated in accordance with International Financial Reporting Standards ("IFRS"):

	Q4 2021	Q4 2022	FY 2021	FY 2022
Loss before taxes	(163,912)	(86,894)	(205,730)	(228,031)
Depreciation and amortization	4,887	2,125	9,864	9,742
Interest expense (income)	(1,123)	(9,446)	(3,832)	(18,408)
EBITDA (loss)	**(160,148)**	**(94,215)**	**(199,698)**	**(236,697)**
Finance expense for revaluation of assets and liabilities	(528)	25,304	(10,275)	58,672
Exchange rate differences	(3,740)	(1,670)	(3,444)	16,135
Share-based payments	8,279	5,926	29,782	32,563
Impairment losses on intangible assets	140,290	40,523	140,290	40,523
Adjusted EBITDA (loss)	**(15,847)**	**(24,132)**	**(43,345)**	**(88,804)**
R&D Cash Expenses	8,982	17,157	21,751	55,302
Adjusted EBITDA (loss) net of R&D cash expenses	**(6,865)**	**(6,975)**	**(21,594)**	**(33,502)**
Gross profit	**312**	**7,671**	**1,122**	**14,051**
Amortization of inventory and intangibles	2,868	649	3,641	4,639
Share-based payments	0	471	0	1,584
Adjusted gross profit	**3,180**	**8,791**	**4,763**	**20,274**

See full reconciliation and explanation in Q4 2022 Nano Dimension press release published 30/03/2023

NANODIMENSION

Key Metrics Q4 2022

Amounts in thousands of USD

Income Statement			Balance Sheet			Cash Flow		
	Q4 2022	Q4 2021		Q4 2022	Q4 2021		Q4 2022	Q4 2021
Total Revenue	12,104	7,531	Cash cash equivalents and marketable securities	1,147,009	1,355,595	CF used in operations	(26,278)	(14,586)
Gross profit	7,672	312	Total Assets	1,203,458	1,389,955	CF from (used in) investing activities	340,721	(262,532)
Adjusted EBITDA (loss)[1]	(24,132)	(15,847)	Total Debt Loans from banks	1,099	1,521	CF used in financing activities	(1,516)	(735)
Net loss	(87,900)	(159,653)	Total Liabilities	53,165	45,724	Change in Cash	312,927	(277,853)
			Total Shareholders' Equity	1,149,525	1,343,356			

1 See reconciliation of IFRS to non-IFRS in slide 14

NANODIMENSION